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Motorola Inc (MOT)=
Bought
Investment Thesis
Attractive Valuation
Trades at (2007E) 1.0x Price/Sales and 8.3x Price/R&D.
Profitability Improvement
Potential for improved profitability driven by restructuring and enhanced product mix in handset units.
Attractive Revenue Growth Prospects
Wireless penetration in emerging markets, wireless and broadband network rollout by carriers and voice/data/video offerings by cable and telecom companies provide potential sources of long-term growth.
Strong Balance Sheet & Cash Position
Generating positive Free Cash Flow and planning to return cash to shareholders through a large share buyback program (up to 9% of current market capitalization). Management is currently focusing on improving cash flow generation.
New Management
New CEO, Greg Brown, revamping company with urgency. Former CEO to leave company in May 2008.
Risks
Handset Issues
Weak product development and execution of business strategies led to large declines in profit. Continued strong competition from Nokia and other competitors.
Networks Business
Lack of market share in next-generation wireless network infrastructure (3G). Possible over-reliance on potential spending by cable and telecom companies on future infrastructure systems (4G/WiMAX).
4th Quarter 2007
Company Profile
Headquartered in the United States
Top-3 mobile handset vendor
(approximately 14% global market share)
#3 provider of CDMA infrastructure, #1
provider of private radio systems, leading
supplier of cable/telecom set-top boxes
2006 sales by geography: U.S. (44%),
Europe (15%), Asia excluding China
(11%), China (11%), Latin America
(10%), and Other Markets (9%)
Per Share Valuation
2006 Revenues = $42.9 Billion
R&D: Research & Development
FY End December 31
Shares Outstanding: 2.3 billion
All Figures in USD
Conclusion: We believe Motorola is an attractive investment at the current valuation.
Handsets
66%
Connected
Home
8%
Networks &
Enterprise
26%
MOT S&P 500
Share Price $16.04 $1,468
2006 EPS 1.23 89
2007E EPS 0.15 90
2006 Price/Sales 0.9x 1.5x
2006 Price/Earnings 13x 17x
2006 Price/R&D 10x n.a.